VIA EDGAR                                                                                                                     January 2, 2013

Sandra Hunter
Sonia Barros
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Renegade Ventures, Inc.
Registration Statement on Form S-11
Filed August 23, 2012
File No. 333-183499

1.
We note your response to comment 8 of our letter dated October 16, 2012 and we reissue our prior comment in part.  Please revise your dilution tables to include all shares of common stock outstanding in your calculations, not just Class A Common Stock, or tell us why you believe only including the Class A is appropriate

We only included the Class A in the dilution tables because the offering is limited only to the Class A Common Stock and does not include Class B Common Stock.  As such, there is no substantial disparity between the public offering price and the tangible book value per share prior to the offering since no Class B Common shares are being offered for sale.

2.	Please update your financial statements and your auditor’s consent in your next amendment.

Revised and updated.

3.	We note that the share issuances presented in the table on February 28, 2012 and June 24, 2012 do not mathematically compute. Please revise to correct the issuance prices noted in the table.

Revised and updated.

☐	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
☐	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
☐	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Renegade Ventures, Inc.

By:/s/ Joseph Wade
Name: Joseph Wade
Title: Chief Financial Officer